UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2020

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 6, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: February 6, 2020	By:	/s/ Ramzi Benamar
Name: Ramzi Benamar
Title: Chief Financial Officer

Exhibit 99.1

Press Release Montrouge, France, February 6, 2020

DBV Technologies Announces Appointment of Pascal Wotling as

Chief Technical Operations Officer

DBV Technologies (Euronext: DBV—ISIN: FR0010417345—Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced the appointment of Pascal Wotling as its Chief Technical Operations Officer (CTOO), effective April 1, 2020. Pascal will be responsible for manufacturing, supply chain and new product process development, and will serve as a member of the Executive Committee, reporting to Daniel Tassé, Chief Executive Officer of DBV Technologies.

“I am delighted to have Pascal on the team – he’s a committed leader bringing two decades of expertise managing complex drug manufacturing operations,” said Daniel Tassé. “His experience will be crucial as he drives the execution of our manufacturing strategy, including new product development, to progress our organization to commercialization and help bring our first product to patients, if approved.”

Pascal will be based in Bagneux, France, and oversee manufacturing, supply chain and new product process development. He brings more than two decades of technical operations experience, specializing in the pharmaceutical industry. He most recently served as Head of External Supply Operations, Asia-Pacific, Middle East and Africa in Shanghai for Novartis. Pascal spent 17 years at Novartis Technical Operations, where he led businesses and teams in engineering, manufacturing, site leadership and external supply operations. Earlier in his career, he served as head of Engineering and Health, Safety and Environment in an Amcor Plc. factory.

“The potential of the unique Viaskin technology platform is incredible, and I’m grateful for the opportunity to be a part of the team that could possibly offer innovative treatment options to patients, if approved,” said Pascal Wotling. “This is an important time not just for DBV, but for children and families struggling with the burden of food allergies, who ultimately need treatment options that could fit into their daily lives.”

About DBV Technologies

DBV Technologies is developing Viaskin™, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPITTM, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of the EPIT platform. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and the risk that historical clinical results in one patient population may not be predictive of future clinical trial results in different patient populations. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com